Exhibit 99.1

For Immediate Release

OwlTing Reports 20% Year-over-Year Growth in OwlNest Business

Arlington, Virginia, United States, December 19, 2025 – OBOOK Holdings Inc. (NASDAQ: OWLS) (the “Company” or “OwlTing”), a blockchain technology company operating as the OwlTing Group, today reported a strong operational performance for its SaaS-based hospitality software service, OwlNest. This business unit achieved a 20% year-over-year revenue increase in the first half of 2025, compared to the same period in 2024, based on internal management accounts, representing strong growth relative to broader market trends observed in the hospitality software sector1. The platform now supports more than 2,700 hospitality operators globally, reflecting accelerating adoption of automation solutions amid structural labor constraints across the industry.

As global travel demand continues to recover, hospitality operators face persistent labor shortages and rising operating costs. Industry data suggests that workforce availability remains a long-term structural challenge, prompting operators to rely less on incremental hiring and more on scalable, system-driven operations. OwlNest addresses this shift by enabling self-service check-in, digital room access, and automated assignment workflows, allowing operators to maintain service quality and operational continuity without proportionally increasing staffing levels.

[1]

According to Grand View Research’s Hotel And Hospitality Management Software Market Report, published in 2024. The global market is projected to grow at a Compound Annual Growth Rate (CAGR) of approximately 7.6% from 2024 to 2030. Please see: https://www.grandviewresearch.com/industry-analysis/hotel-hospitality-management-software-market-report

For Immediate Release

“The double-digit growth we are seeing in OwlNest reflects a clear industry shift toward automation as a core operating standard,” said Darren Wang, Founder and CEO at OwlTing Group. “Rather than adding headcount, hospitality operators are increasingly relying on platforms that can reliably scale daily operations. OwlNest was built to support that transition, and we remain focused on strengthening its role as a core operating platform for our customers.”

OwlTing noted that adoption of OwlNest continues to expand across multiple markets, with customers increasingly relying on the platform to support daily operational workflows spanning bookings, check-ins, and on-property management. As adoption of OwlNest continues to expand, the platform supported a substantial volume of real-world booking activity during the first half of 2025, with total transaction value exceeding US$100 million across the platform. This growing usage reflects OwlNest’s position as a mission-critical system within customer operations.

Looking Ahead, OwlTing emphasized that it remains focused on disciplined execution of its hospitality software strategy, expanding platform capabilities in response to customer needs, and maintaining alignment with regulatory and market conditions. Additional commentary on longer-term platform evolution and strategic opportunities will be addressed during the Company’s upcoming earnings call.

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About OBOOK Holdings Inc. (OwlTing Group)

OBOOK Holdings Inc. (NASDAQ: OWLS) is a blockchain technology company operating as the OwlTing Group. The Company was founded and is headquartered in Taiwan, with subsidiaries in the United States, Japan, Poland, Singapore, Hong Kong, Thailand, and Malaysia. The Company operates a diversified ecosystem across payments, hospitality, and e-commerce. In 2025, according to CB Insights’ Stablecoin Market Map, OwlTing was ranked among the top 2 global players in the “Enterprise & B2B” category. The Company’s mission is to use blockchain technology to provide businesses with more reliable and transparent data management, to reinvent global flow of funds for businesses and consumers and to lead the digital transformation of business operations. To this end, the Company introduced OwlPay, a Web2 and Web3 hybrid payment solution, to empower global businesses to operate confidently in the expanding stablecoin economy. For more information, visit https://www.owlting.com/portal/?lang=en.

About OwlNest

OwlNest is a cloud-based property management system (PMS) designed for accommodation operators. The platform helps manage reservations, room inventory, pricing, and daily operations in one centralized system, while supporting connectivity with external booking and distribution channels. Today, OwlNest supports more than 2,700 properties worldwide. For more information, visit https://www.owlting.com/owlnest/tw?l=en.

For Immediate Release

Safe Harbor Statement

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “aim,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “likely,” “potential,” “project,” or “continue,” or the negative of these terms or other comparable terminology. The Company undertakes no obligation to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances, except as required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot guarantee that such expectations will prove correct. The Company cautions investors that actual results may differ materially from those anticipated and encourages investors to review other factors that may affect its future results in the Company’s registration statement filed with and declared effective by the SEC and other filings with the SEC, available at www.sec.gov.

OBOOK Holdings Inc. Media Relations

Michael Hsu, Public Relations Director

pr_office@owlting.com